UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Installed Building Products, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45780R101
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Findlay Park Partners LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

1	NAMES OF REPORTING PERSONS
Findlay Park Funds ICAV - Findlay Park American Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1(a).	Name of Issuer:

 Installed Building Products, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

 495 South High Street, Suite 50
 Columbus, OH 43215

Item 2(a).	Name of Persons Filing:

This Schedule 13G is being jointly filed by Findlay Park Partners LLP (the "Manager"), a limited liability partnership organized under the laws of England and Wales and Findlay Park American Fund (the "American Fund"), a sub-fund of Findlay Park Funds ICAV, an Irish collective asset-management vehicle incorporated in Ireland with respect to the ownership of shares of Common Stock par value $.01 per share of the Issuer ("Common Stock") by the American Fund.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

 The address of the principal business office of the Manager is:

 2nd Floor, 16 New Burlington Place
 London, W1S 2HX
 United Kingdom

 The address of the principal business office of the American Fund is:

 Riverside One
 Sir John Rogerson's Quay
 Dublin 2
 D02 X576
 Ireland

Item 2(c).	Citizenship:

 The Manager is a limited liability partnership organized under the laws of England and Wales.

 The American Fund is a sub-fund of an Irish collective asset-management vehicle incorporated in Ireland.

Item 2(d).	Title of Class of Securities:

 Common Stock, par value of $0.01 per share

Item 2(e).	CUSIP Number:

 45780R101

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securiteis of the Issuer identified in Item 1.

  A.  Findlay Park Partners LLP

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of: 0

   B.  Findlay Park Funds ICAV - Findlay Park American Fund

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

 Not Applicable

Item 8.	Identification and Classification of Members of the Group.

 See Exhibit 1

Item 9.	Notice of Dissolution of Group.

 Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

The undersigned certifies, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct.

RULE 13-d-1(k)(1) AGREEMENT

The undersigned persons, on January 29, 2024, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the COMMON STOCK of Installed Building Products, Inc., at December 31, 2023.

Date: January 29, 2024

FINDLAY PARK PARTNERS LLP

By:	/s/ Alex Harkin
Name: Alex Harkin
Title: Compliance Officer

FINDLAY PARK FUNDS ICAV, for and on behalf of FINDLAY PARK AMERICAN FUND

By:	/s/ Simon Pryke
Name: Simon Pryke
Title: Director

Exhibit 1
AGREEMENT

The undersigned hereby agree as follows:

(i)  Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)  Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: January 29, 2024

FINDLAY PARK PARTNERS LLP

By:	/s/ Alex Harkin
Name: Alex Harkin
Title: Compliance Officer

FINDLAY PARK FUNDS ICAV, for and on behalf of FINDLAY PARK AMERICAN FUND

By:	/s/ Simon Pryke
Name: Simon Pryke
Title: Director